File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2004

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated April 14th., 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: April 14th., 2004

Press Release

Vitro’s Glassware Subsidiary Secures
Syndicated Bank Facility of US$75 million

Garza Garcia, Nuevo Leon, Mexico – April 14, 2004 –Vitrocrisa Comercial, S. de R.L. de C.V. announced today that it has secured a credit facility in an aggregate principal amount of US$75 million, refinancing approximately 90% of its debt through the transaction. Vitrocrisa Comercial is a joint venture between Vitro, S.A. de C.V. (NYSE: VTO and BMV: VITROA), which holds a 51% stake and Libbey Inc., which holds the remaining 49%.

The syndicated loan comprises two tranches. Tranche A consists of a US$42 million, 5-year term loan and a US$10 million, 3-year committed revolving line of credit. Tranche B consists of a US$23 million, 3-year term loan. Vitrocrisa Comercial used most of the proceeds of the facility to pay down short-term maturities, extending the average life of its debt from 1 year in December 31st, 2003 to 3 years on a pro-forma basis.

“Through this transaction, Vitro refinanced close to 40% of its non-revolving bank debt due in 2004, following up on its strategy to proactively seek refinancing alternatives and improve its debt profile.” said Alvaro Rodriguez, Vitro´s Chief Financial Officer.

The facility was led by Bank of Montreal and Banamex, and included as participants Standard Federal Bank, HSBC Mexico, the Bank of Nova Scotia, and Comerica Bank. HSBC also acted as collateral agent.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers, and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; fiberglass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses; plastic and aluminum containers. Vitro also produces raw materials, and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in seven countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For more information, please contact:

(Media Monterrey): Albert Chico Smith Vitro, S. A. de C.V. +52 (81) 8863-1335 achico@vitro.com	(Media Mexico D.F.): Eduardo Cruz Vitro, S. A. de C.V. +52 (55) 5089-6904 ecruz@vitro.com	(Financial Community): Alejandro Doehner Vitro, S. A. de C.V. +52 (81) 8863-1210 adoehner@vitro.com	(U.S. Contacts): Alex Fukidis/Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 afudukidis@breakstoneruth.com sborinelli@breakstoneruth.com